The Board of Directors and Stockholders
Revlon, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Revlon, Inc. of our report dated February 12, 2004, with respect to the consolidated balance sheets of Revlon, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related statements of operations, stockholders' deficiency and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2003 and the related financial statement schedule, which report appears in the December 31, 2003 annual report of Form 10-K of Revlon, Inc. Our report references to the adoption of the provision of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002.

/s/ KPMG LLP
New York, New York
February 19, 2004